UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 19, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Alpha and Omega Semiconductor Limited

File No. 333-165823 - CF#28634

_____

Alpha and Omega Semiconductor Limited submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on March 31, 2010, as amended.

Based on representations by Alpha and Omega Semiconductor Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.8   through July 27, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel